File No. 82-4668

06010173

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

4 January 2006

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED JAN 10 2006 WASH. D.C.

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – Company No. 00912624 – Form 288b Terminating appointment as director or secretary.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

PROCESSED
JAN 12 2006
THOMSON
FINANCIAL

Enc.

F/N: 82-4668

TNS House
Westgate
London
W5 1UA

t +44 208 967 4655
f +44 208 967 1446
Dorothy.Gbagonah@tns-global.com

Dorothy Gbagonah
Company Secretary Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA Courier

4 January 2006

Dear Sir/Madam

Taylor Nelson Sofres plc – Resignation of Director (Form 288b)

Please find enclosed a completed and signed form 288b in respect of Mr Robert Rowley.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Dorothy Gbagonah

Enc.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Blueprint 2000 Company Secretary

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 00912624

Company Name in full Taylor Nelson Sofres plc

	Day	Month	Year
Date of termination of appointment	3 1	1 2	2 0 0 5

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title * Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Robert

Surname Rowley

	Day	Month	Year
† Date of Birth	0 3	0 8	1 9 4 9

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 31/12/05

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

c/o Taylor Nelson Sofres plc, TNS House, Westgate,
London, W5 1UA, United Kingdom

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**